Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces Year End 2005 Reserves

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, Feb. 28 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") is pleased to announce the results of its year end reserve evaluation which is based on an independent engineering study conducted by Sproule
Associates Limited ("Sproule") effective December 31, 2005 and prepared in accordance with National Instrument 51-101 ("NI 51-101").
    Reserves included herein are stated on a Company Interest basis (before royalty burdens and including royalty interests receivable) unless noted
otherwise. This report contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release more detailed information on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) will be included in Advantage's Annual Information Form ("AIF").

    Highlights - Company Interest Reserves (Working Interests plus Royalty
    Interests Receivable)

    -  Proved plus probable ("P+P") reserve life index increased by 21% to
       12.0 years.
    -  Replaced 106% of annual production at an all-in Finding, Development &
       Acquisition ("FD&A") cost of $12.92 per P+P boe before consideration of future development capital. Including future development capital, the FD&A cost was $17.17 per P+P boe. Note that there were no acquisitions completed in 2005.
    -  Net asset value using a 5% discount factor increased by 61% to $23.95 per Unit.

    <<
                                                   December 31,  December 31,
                                                          2005          2004
    -------------------------------------------------------------------------
    Proved plus probable reserves (mboe)                84,082        83,799
    Present Value discounted at 5%, proved plus
     probable ($000)                                $1,814,159    $1,135,209
    Net Asset Value per Unit discounted at 5%           $23.95        $14.88
    Reserve Life Index (proved plus probable - years)     12.0(1)        9.9
    Reserves per fully diluted Unit (proved plus
     probable)(2)                                         1.28          1.28
    Net bank debt per boe of reserves(3)                 $3.21         $2.25

    (1) Based on year end exit rate production of 19,200 boe/d

    (2) Based on 59.0 million fully diluted Units outstanding at December 31,
        2004 plus 6.0 million Units issued subsequent to year end and
        65.1 million fully diluted Units outstanding at December 31, 2005 plus 0.5 million Units issued subsequent to year end

    (3) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of
        6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

    Company Interest Reserves - Summary as at December 31, 2005

                         Light &               Natural
                          Medium      Heavy        Gas    Natural        Oil
                             Oil        Oil    Liquids        Gas  Equivalent
                           (mbbl)     (mbbl)     (mbbl)     (mmcf)     (mboe)
    -------------------------------------------------------------------------
    Proved
    Developed Producing   12,879      1,688      3,282    166,424     45,588
    Developed
     Non-producing           355          2        190     13,845      2,854
    Undeveloped            2,377         48        308     17,260      5,610
    Total Proved          15,611      1,738      3,780    197,529     54,052
    -------------------------------------------------------------------------
    Probable              11,948        963      2,227     89,357     30,030
    Total Proved
     + Probable           27,559      2,701      6,007    286,886     84,082
    -------------------------------------------------------------------------

    Gross Working Interest Reserves - Summary as at December 31, 2005

                         Light &               Natural
                          Medium      Heavy        Gas    Natural        Oil
                             Oil        Oil    Liquids        Gas  Equivalent
                           (mbbl)     (mbbl)     (mbbl)     (mmcf)     (mboe)
    -------------------------------------------------------------------------
    Proved
    Developed Producing   12,827      1,670      3,251    164,551     45,172
    Developed
     Non-producing           354          2        188     13,723      2,831
    Undeveloped            2,377         48        308     17,260      5,610
    Total Proved          15,558      1,720      3,747    195,534     53,613
    -------------------------------------------------------------------------
    Probable              11,912        957      2,206     88,013     29,745
    Total Proved
     + Probable           27,470      2,677      5,953    283,547     83,358
    -------------------------------------------------------------------------

    Present Value of Future Net Revenue using Sproule price and cost forecasts(1)
    ($000)
                                         Before Income Taxes Discounted at
                                           0%            5%           10%
    -------------------------------------------------------------------------
    Proved
    Developed Producing               $1,470,813    $1,127,704      $941,411
    Developed Non-producing               83,554        68,812        58,394
    Undeveloped                          126,922        99,007        78,696
    Total proved                       1,681,289     1,295,523     1,078,501
    -------------------------------------------------------------------------
    Probable                             945,519       518,636       344,071
    Total Proved + Probable           $2,626,808    $1,814,159    $1,422,572
    -------------------------------------------------------------------------
    (1) Advantage's crude oil, natural gas and natural gas liquid reserves were valuated using Sproule's product price forecast effective
        December 31, 2005 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by
        Sproule represents the fair market value of the reserves.

    Sproule Price Forecasts

    The present value of future net revenue at December 31, 2005 was based upon crude oil and natural gas pricing assumptions prepared by Sproule effective December 31, 2005. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts.
The price assumptions used over the next seven years are summarized in the table below:

                             Edmonton     Alberta
                    WTI        Light     Plantgate    Henry Hub    Exchange
                 Crude Oil  Crude Oil   Natural Gas  Natural Gas     Rate
    Year         ($US/bbl)  ($Cdn/bbl)  ($Cdn/mmbtu) ($US/mmbtu)  ($US/$Cdn)
    -------------------------------------------------------------------------
    2006           60.81       70.07       11.37       11.59        0.85
    2007           61.61       70.99       10.63       10.11        0.85
    2008           54.60       62.73        8.76        8.50        0.85
    2009           50.19       57.53        7.69        7.58        0.85
    2010           47.76       54.65        7.39        7.32        0.85
    2011           48.48       55.47        7.52        7.43        0.85
    2012           49.20       56.31        7.63        7.54        0.85

    Net Asset Value using Sproule price and cost forecasts

    The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Fund's reserves would be produced at forecast future prices and costs.
The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

    ($000, except per Unit amounts)        0%            5%           10%
    -------------------------------------------------------------------------
    Net asset value per Unit(1)
     - December 31, 2004              $    23.10    $    14.88    $    11.04
    -------------------------------------------------------------------------

    Present value proved and
     probable reserves                $2,626,808    $1,814,159    $1,422,572
    Undeveloped acreage and
     seismic(2)                           25,782        25,782        25,782
    Working capital (deficit)
     excluding cash distributions
     payable to Unitholders              (17,150)      (17,150)      (17,150)
    Bank debt                           (252,476)     (252,476)     (252,476)
    -------------------------------------------------------------------------
    Net asset value - December 31,
     2005                             $2,382,964    $1,570,315    $1,178,728
    -------------------------------------------------------------------------
    Net asset value per Unit(1)
     - December 31, 2005              $    36.34    $    23.95    $    17.98
    -------------------------------------------------------------------------

    (1) Based on 59.0 million fully diluted Units outstanding at December 31,
        2004 plus 6.0 million Units issued subsequent to year end and
        65.1 million fully diluted Units outstanding at December 31, 2005 plus 0.5 million Units issued subsequent to year end
    (2) Land at $100 per acre - internal estimate

    Gross Working Interest Reserves Reconciliation

                         Light &               Natural
                          Medium      Heavy        Gas    Natural        Oil
                             Oil        Oil    Liquids        Gas  Equivalent
    Proved                 (mbbl)     (mbbl)     (mbbl)     (mmcf)     (mboe)
    -------------------------------------------------------------------------
    Opening balance
     Dec. 31, 2004        15,468      1,562      3,113    211,395     55,375
    Extensions               445         15        268     13,469      2,973
    Improved recovery        871        275         82      2,597      1,661
    Discoveries               83          0         17        218        136
    Economic factors         433         97         29      3,262      1,103
    Technical revisions      126         42        671     (6,424)      (233)
    Acquisitions               0          0          0          0          0
    Dispositions              (3)         0         (4)      (308)       (58)
    Production            (1,865)      (271)      (429)   (28,675)    (7,344)
    -------------------------------------------------------------------------
    Closing balance at
     Dec. 31, 2005        15,558      1,720      3,747    195,534     53,613
    -------------------------------------------------------------------------

                         Light &               Natural
                          Medium      Heavy        Gas    Natural        Oil
                             Oil        Oil    Liquids        Gas  Equivalent
    Proved + Probable      (mbbl)     (mbbl)     (mbbl)     (mmcf)     (mboe)
    -------------------------------------------------------------------------
    Opening balance
     Dec. 31, 2004        26,786      2,187      4,987    293,947     82,951
    Extensions               710         26        687     25,507      5,674
    Improved recovery      2,679        402         94      4,228      3,880
    Discoveries              111          0         23        291        183
    Economic factors         803        143         53      6,428      2,071
    Technical revisions   (1,751)       190        544    (17,724)    (3,972)
    Acquisitions               0          0          0          0          0
    Dispositions              (3)         0         (6)      (455)       (85)
    Production            (1,865)      (271)      (429)   (28,675)    (7,344)
    -------------------------------------------------------------------------
    Closing balance at
     Dec. 31, 2005        27,470      2,677      5,953    283,547     83,358
    -------------------------------------------------------------------------

    Finding, Development & Acquisitions Costs ("FD&A")(1)

    FD&A Costs - Gross Working Interest Reserves excluding Future Development
    Capital
                                                                   Proved +
                                                      Proved       Probable
    -------------------------------------------------------------------------
    Capital expenditures ($000)                     $  103,537    $  103,537
    Acquisitions net of dispositions ($000)             (3,379)       (3,379)
    -------------------------------------------------------------------------
    Total capital ($000)                            $  100,158    $  100,158
    -------------------------------------------------------------------------

    Total mboe, end of period                           53,613        83,358
    Total mboe, beginning of period                     55,375        82,951
    Production, mboe                                     7,344         7,344
    -------------------------------------------------------------------------
    Reserve additions, mboe                              5,582         7,751
    -------------------------------------------------------------------------

    FD&A costs ($/boe)                              $    17.94    $    12.92
    Three year average FD&A Costs ($/boe)           $    23.69    $    14.93

    NI 51-101
    FD&A Costs - Gross Working Interest Reserves including Future Development
    Capital

                                                                   Proved +
                                                      Proved       Probable
    -------------------------------------------------------------------------
    Capital expenditures ($000)                     $  103,537    $  103,537
    Acquisitions net of dispositions ($000)             (3,379)       (3,379)
    Net change in Future Development Capital            21,659        32,933
    -------------------------------------------------------------------------
    Total capital ($000)                            $  121,817    $  133,091
    -------------------------------------------------------------------------
    Reserve additions, mboe                              5,582         7,751
    -------------------------------------------------------------------------

    FD&A costs ($/boe)                              $    21.82    $    17.17
    Three year average FD&A Costs ($/boe)           $    25.20    $    16.51

    (1) Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC")
        required to bring the proved undeveloped and probable reserves to production. For continuity, Advantage has presented herein FD&A costs calculated both excluding and including FDC.

        The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.

        In all cases, the FD&A number is calculated by dividing the identified capital expenditures by the applicable reserve additions.
        Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 MCF:1 BBL is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

    Gross Working Interest Reserves - Summary as at December 31, 2005 using
    Sproule Constant price assumptions

                         Light &               Natural
                          Medium      Heavy        Gas    Natural        Oil
                             Oil        Oil    Liquids        Gas  Equivalent
                           (mbbl)     (mbbl)     (mbbl)     (mmcf)     (mboe)
    -------------------------------------------------------------------------
    Proved
    Developed Producing   13,003      1,676      3,285    167,529     45,886
    Developed
     Non-producing           356          1        189     13,760      2,839
    Undeveloped            2,389         49        309     17,270      5,625
    Total Proved          15,748      1,726      3,783    198,559     54,350
    -------------------------------------------------------------------------
    Probable              12,058        961      2,227     89,098     30,097
    Total Proved
     + Probable           27,806      2,687      6,010    287,657     84,447
    -------------------------------------------------------------------------

    Present Value of Future Net Revenue using Sproule Constant price assumptions
    ($000)

                                         Before Income Taxes Discounted at
                                           0%            5%           10%
    -------------------------------------------------------------------------
    Proved
    Developed Producing               $1,736,693    $1,295,126    $1,051,957
    Developed Non-producing              102,011        82,136        68,304
    Undeveloped                          164,983       123,709        95,979
    Total Proved                       2,003,687     1,500,971     1,216,240
    -------------------------------------------------------------------------
    Probable                           1,127,351       637,720       425,253
    Total Proved + Probable           $3,131,038    $2,138,691    $1,641,493
    -------------------------------------------------------------------------

    Advantage's crude oil, natural gas and natural gas liquid reserves were valuated using Sproule's constant price assumptions effective
    December 31, 2005 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by Sproule represents the fair market value of the reserves.

    Sproule Constant Price Assumptions

      Crude Oil:
        West Texas Intermediate              US$ 61.04/bbl
        Edmonton Par                           $ 68.12/bbl
        Hardisty Bow River 24.9 degrees API    $ 37.66/bbl

      Natural Gas:
        Alberta AECO-C                         $  9.99/mmbtu
        B.C. Westcoast Station 2               $  9.27/mmbtu

      Natural Gas By-Products:
        Propane                                $ 51.90/bbl
        Butane                                 $ 59.32/bbl
        Pentanes Plus                          $ 71.35/bbl

      Foreign Exchange
        $US/$Cdn                               $  0.86

    Forward-Looking Information

    The information in this release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    >>
    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393;
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta,
T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 15:06e 28-FEB-06